VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 13,709,527 shares voted in his favor and 175,374 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 13,712,860 shares voted in his favor and 172,041 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 13,712,360 shares voted in his favor and 172,541 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Don G. Powell, Hugo F. Sonnenschein and Theodore A. Myers. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 13,644,321 shares voted in favor of the proposal. 72,775 shares voted against and 167,804 shares abstained.